ROPES & GRAY LLP

PRUDENTIAL TOWER

800 BOYLSTON STREET

BOSTON, MA 02199-3600

WWW.ROPESGRAY.COM

David C. Sullivan

617-951-7362

617-477-7723 fax

david.sullivan@ropesgray.com

September 16, 2020

By EDGAR

U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Lisa N. Larkin
Re: Preliminary Proxy Statement of Saba Capital Management, L.P. et al for Eaton Vance Senior Income Trust (File No. 811-09013) (the “Fund”)

Dear Ms. Larkin,

On behalf of the Fund, we are writing to bring to the Staff's attention various omissions and/or misstatements contained in the preliminary proxy statement filed on September 8, 2020 (the “Saba Proxy”) by Saba Capital Management, L.P., Saba Capital Master Fund, Ltd., Saba II AIV, L.P., Saba Capital Master Fund III, L.P., Saba Capital Carry Neutral Tail Hedge Master Fund Ltd., Saba Capital R Fund, Ltd., Saba Capital CEF Opportunities 1, Ltd., Saba Capital CEF Opportunities 3, Ltd., Saba Capital Special Opportunities Fund, Ltd., Boaz R. Weinstein, Stephen G. Flanagan, Frederic Gabriel, and Christopher A. Klepps (collectively, “Saba”) with respect to the 2020 annual meeting of shareholders of the Fund. The Fund believes that, absent certain corrections, the Saba Proxy is materially misleading to the Fund’s shareholders in violation of Rule 14a-9 under the Securities Exchange Act of 1934, as amended (the “1934 Act”). The Fund’s concerns are set forth below.

1.	The Saba Proxy omits required disclosure regarding Fund shares held by solicitation participants. In “Appendix A—Information Concerning the Nominees and Participants” and elsewhere, the Saba Proxy discloses Saba’s ownership interests in the Fund on an aggregate basis. However, Item 5(b)(1) of Schedule 14A requires that proxy statements relating to solicitations subject to Rule 14a-12(c) under the 1934 Act include certain information “with respect to each participant” (emphasis added), including, pursuant to Item 5(b)(1)(iv), “the amount of each class of securities of the registrant which the participant owns beneficially, directly or indirectly.” Item 5(b)(1) does not permit proxy statements involving multiple participants to disclose their ownership interests on an aggregate basis, as Saba has done. Specific disclosure of the ownership

U.S. Securities and Exchange Commission	2

interests of each participant in Saba’s solicitation is essential. Such disclosure would (i) provide the Fund and its shareholders with information relevant to their overall understanding of Saba’s proposals, including the incentives of those making such proposals, and (ii) permit recipients of Saba’s proxy statement to assess compliance by the participants in Saba’s solicitation with the ownership limitations set forth in Section 12(d)(1) of the Investment Company Act of 1940, as amended.

2.	The Saba Proxy does not name certain individuals identified as Shareholder Associated Persons in prior correspondence. In a letter to the Fund dated July 31, 2020, Saba identified, and provided information regarding, a number of Shareholder Associated Persons (as such term is defined in the Fund’s By-Laws), including Saba Closed-End Funds ETF and Saba Capital Management GP, LLC. These two entities are not identified in the Saba Proxy as persons participating in the solicitation undertaken by Saba.

We urge the Staff to consider carefully the issues and concerns raised and require Saba to make appropriate corrections to their proxy statement. If you have any questions or comments on this letter, please contact the undersigned at (617) 951-7362.

Respectfully submitted,

/s/ David C. Sullivan

David C. Sullivan